File No. 70-




             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                   APPLICATION/DECLARATION
                         ON FORM U-1
                            under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                SELECT ENERGY SERVICES, INC.
                      24 Prime Parkway
                      Natick, MA 01760
    (Name of company filing this statement and address of
                 principal executive office)

                     NORTHEAST UTILITIES
           (Name of top registered holding company)

                      Gregory B. Butler
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
                   Hartford, CT 06141-0270
           (Name and address of agent for service)

  The Commission is requested to mail signed copies of all
                     orders, notices and
                     communications to:

    Jeffrey C. Miller               Linda A. Jensen
    Assistant General Counsel       Vice President - Finance, Treasurer
    Northeast Utilities Service       and Clerk
      Company                       Select Energy Services, Inc.
    P.O. Box 270                    24 Prime Parkway
    Hartford, CT 06141-0270         Natick, MA  01760


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Select Energy Services, Inc., formerly HEC Inc. ("SESI"), a non-utility subsidiary of NU, formed in 1990 to provide energy management services, (collectively, the "Applicants"), file this application/declaration (the "Application") on Form U-1 to the Securities and Exchange Commission (the "Commission") for the purpose of obtaining authorization for SESI to provide a broader range of energy services to affiliated and non affiliated companies than has been previously authorized for SESI by the Commission, as more fully described herein.

Previous Commission Orders

2. By order dated July 27, 1990, (HCAR No. 35-25114-A, File No. 70-8831, the "1990 Order") the Commission authorized NU's organization of SESI, NU's acquisition of SESI's capital stock and SESI's provision of energy management services. Pursuant to the 1990 Order, SESI was authorized to provide various energy management services and demand side management ("DSM") measures, without limitation, to customers in New England and New York (the "Region"), and limited services outside the Region.

3. By order dated September 30, 1993 (HCAR No. 35-25900, file No. 70-8076, the "1993 Order"), the Commission authorized SESI to provide additional energy management and DSM services and to enter the consulting business in the energy management and DSM area. In addition, the 1993 Order authorized SESI to design and market intellectual property, and also provided that, when SESI sold or licensed intellectual property that had been developed by a Northeast Utilities system company, the associate company would receive 70% of the revenues until it recovered its development costs, after which the associate company would receive 20% of the such revenues. The 1993 Order provided that revenues (other than consulting revenues) attributed to customers outside the Region would not exceed revenues (other than consulting revenues) attributed to customers within the Region. This restriction was lifted by subsequent Commission order.

4. By order dated August 19, 1994 (HCAR No. 26108, File No. 70-8086, the "1994 Order"), the Commission authorized SESI to organize and acquire HEC Energy Consulting Canada, Inc. ("HEC Canada") and HEC International Corporation ("HEC International"). HEC Canada provides energy management, DSM and consulting services to customers located in Canada. HEC International was organized to participate, on a 50/50 basis, in a joint venture to form HECI, a subsidiary of HEC International. HECI was formed to provide energy management, DSM and consulting services to customers located in the western United States and foreign countries (excluding Canada).

5.   By order dated July 19, 1995 (HCAR No. 26335, File No.
70-8076, the "1995 Order"), the Commission authorized SESI and its direct and indirect subsidiaries to provide energy management services and DSM services to customers without regard to prior restrictions limiting revenues attributable to customers outside the Region.

6.   By order dated August 28, 1996 (HCAR No. 26564, File
No. 70-8331, the "1996 Order"), the Commission authorized SESI to expand the energy management, DSM and consulting services that they provide to non-associates, including customers of Northeast Utilities' electric utility operating companies ("NU Operating Companies"), and associate companies in the Northeast Utilities system. Specifically, the following energy management, DSM, consulting and other energy-related services were authorized: (1) identifying energy and other resource efficient applications of technologies; (2) designing facility and process modifications and/or enhancements to increase energy and resource efficiencies; (3) designing, managing or directing construction of, and/or installing mechanical, water and electrical systems, energy and other resource consuming equipment, and equipment that controls or monitors energy consumption and related equipment; (4) implementing operational and maintenance techniques and measures related to energy and other resource consuming equipment as described in items 1, 2 and 3 above; (5) recommending acquisition of, and/or brokering of, cost effective energy, including electric, gas, oil, propane, wood chips and refuse-derived fuels or wholesale marketing of energy fuels (but not electricity), within the United States; (6) providing expertise in marketing techniques and related technical support to Northeast Utilities system companies and non-associate companies that want to sell energy related products and services; (7) designing, constructing and/or maintaining cogeneration and self-generation systems, up to 10 megawatts in capacity, within the United States and Canada that will be owned and operated by associate and non-associate companies, but will not be owned and operated by SESI; (8) conducting preliminary development work on cogeneration and self-generation projects up to 10 megawatts in capacity; (9) training related to energy services that SESI is authorized to provide; (10) monitoring, tracking and reporting of system or program results; and (11) designing and/or marketing energy-related proprietary and/or intellectual property, and energy management system monitoring programs and reports. In addition, the 1996
Order authorized SESI to expand its consulting and engineering services to include energy efficiency and associated technologies. <FN1>

7. Payment for all of SESI's services authorized under the 1996 Order vary by project and may include fee-for-service, fixed price, time and materials, progress payments, turnkey payment, third-party financing arrangements, performance contracts with a savings guarantee or payment based on the energy or other resource savings achieved, the output of equipment (for example, steam, water, chilled water, air, or heat), commissions, and other payment structures. Services provided by SESI to any associate Northeast Utilities system company are provided at cost.

Summary of Request

8. The 1993 Order, the 1994 Order, the 1995 Order and the 1996 Order (collectively, the "Prior Orders") were issued in three different proceedings before the Commission, Files No. 70-8076, 70-8086 and 70-8331, respectively. SESI now seeks an order in this file (i) continuing the authorizations contained in the Prior Orders and (ii) expanding the authorizations granted in the Prior Orders to include, to the extent not already authorized by the Prior Orders, (A) those energy-related activities permitted pursuant to Rule 58 under the Act and (B) those energy-related activities that are authorized or permitted by rule, regulation or order of the Commission under the Act. SESI proposes that the order issued in this file supercede and replace the Prior Orders.

9. Rule 58 permits the performance of "energy-related activities, including (i) the development and commercialization of electro-technologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations, (ii) the ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric powered vehicles, (iii) the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof, (iv) the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels, (v) the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products, alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities; (vi) the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction, maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation, (vii) the development, ownership and/or operation of "qualifying facilities", as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements of PURPA;
(viii) the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities; (ix) the development and commercialization of technologies or processes that utilize coal waste by-products as integral component of such technology or process; and (x) the rendering of energy management services and demand-side management services.

10. Among the additional activities permitted by order of the Commission for which SESI requests authorization herein is the authority to (i) engage in energy marketing in Canada and Mexico, (ii) conduct Energy Management Services directly, or through a wholly-owned subsidiary, anywhere in the world, (iii) conduct energy-related consulting services ("Consulting Services") directly, or through a wholly-owned subsidiary, anywhere in the world, (iv) provide infrastructure services ("Infrastructure Services") directly, or through a wholly-owned subsidiary, both within and outside the United States, and (v) provide operations and maintenance services to non-associate companies and associate companies which are not NU Operating Companies ("Nonutility Affiliates"). SESI requests that the Commission reserve jurisdiction over any such sales of Infrastructure Services in any country other than the United States, pending completion of the record. <FN2>

11. "Energy Management Services" will include: identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; design of facility and process modifications or enhancements to realize such opportunities; management, or direct construction and installation, of energy conservation or efficiency equipment; training of client personnel in the operation of equipment; maintenance of energy systems; design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications); reporting of system results; design of energy conservation programs; implementation of energy conservation programs; provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and other similar or related activities. These services are identical to those authorized by the Commission in Cinergy Corp. HCAR 35-26662 (February 7, 1997).

12.   "Consulting Services" are defined as comprising:
technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, commercialization of electro-technologies, meter reading and repair, rate schedule analysis and design, environmental services, engineering services, billing services including conjunctive billing, summary billing for customers with multiple locations and bill auditing, risk management services, communications systems, information systems/ data processing, system planning, strategic planning, finance, feasibility studies, and other similar or related services. These services are identical to those authorized by the Commission in Cinergy
Corp. HCAR 35-26662 (February 7, 1997).

13. "Infrastructure Services" will include design, construction (as defined in rule 80(c)), retrofit and maintenance of utility transmission and distribution systems; substation construction; installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and installation and servicing of meter reading devices and related communications networks, including fiber optic cable. These services are identical to those authorized by the Commission in Cinergy Corp., HCAR 35-27581 (October 23, 2002).

14. "Operations and Maintenance" services (hereinafter "O&M Services") will be performed to or for the benefit of developers, owners and operators of domestic and foreign power projects and other electric utility systems or facilities, including projects that SESI may develop on its own (through a Non-utility Affiliate) or in collaboration with third parties. O&M Services would include, but not be limited to, development, engineering, design, construction and construction management, pre-operational startup, testing, and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination and any other managerial, technical, administrative or consulting services required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy (including related facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market. SESI may also lease all or a portion of the facilities with respect to which it is providing O&M Services. However, it will not undertake to enter into such leases without further approval of the Commission if, as a result thereof, SESI would become a "public-utility company" as defined in the Act. These services are identical to those authorized by the Commission in Entergy Corp., HCAR 35-27626 (December 20, 2002).

15. The authorization sought herein will enable SESI to maintain and grow its operations as appropriate and necessary to continue to compete with other energy marketing companies in the energy services industry without having to file additional applications to the Commission for each transaction which fits into the requirements of Rule 58 or is a logical extension and complement to such activities. The proposed transactions for which SESI now seeks authorization are generally consistent with authority granted to subsidiaries of many other registered holding companies.

Cost of Services

16. To the extent not otherwise exempt pursuant to rule, regulation or order of the Commission, SESI seeks authorization to provide services to Non-utility Affiliates, from time to time on a basis other than "at cost," if one or more of the following conditions applies:

     (1) such Non-utility Affiliate is a foreign utility company ("FUCO") or is an exempt wholesale generator ("EWG") that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (2) such Non-utility Affiliate is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser of the electricity is not an NU Operating Company;

     (3) such Non-utility Affiliate is a "qualifying facility" ("QF") under PURPA, that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company (other than an NU Operating
Company) at the purchaser's "avoided cost" determined in accordance with the regulations under PURPA;

     (4) such Non-utility Company Affiliate is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an NU Operating
Company; or

      (5) such Non-utility Affiliate is a partially owned Non-utility Affiliate, provided that the ultimate purchaser of such services is not an NU Operating Company, or is a Non-Utility Affiliate (a) that is engaged solely in the business of developing, owning, operating and/or providing services to such partially owned Non-utility Affiliates or to the Non-utility Affiliates described in clauses (1) - (4) above, or (b) that does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States. (Companies in subparagraphs (1) through (5) are referred to herein as "Exempt Companies")

Summary of Request

     SESI now seeks an order in this file:

     (i)    continuing the authorizations contained in the Prior
            Orders;
     (ii) authorizing, to the extent not already authorized by the Prior Orders, those energy-related activities permitted pursuant to Rule 58 under the Act
     (iii) authorizing, to the extent not already authorized by the Prior Orders, SESI to engage in energy marketing in Canada and Mexico;
     (iv) authorizing SESI to conduct Energy Management Services directly, or through a wholly-owned subsidiary, anywhere in the world;
     (v) authorizing SESI to conduct Consulting Services directly, or through a wholly-owned subsidiary, anywhere in the world;
     (vi) authorizing SESI to provide infrastructure services ("Infrastructure Services") directly, or through a wholly-owned subsidiary, both within and outside the United States. SESI requests that the Commission reserve jurisdiction over any such sales of Infrastructure Services in any country other than the United States, pending completion of the record;
     (vii) authorizing SESI to provide O&M services to Nonutility Affiliates; and
     (viii) authorizing SESI to provide services to Exempt
            Companies, from time to time on a basis other than "at cost."

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The estimated fees and expenses payable in connection with this Application are as follows:

          Legal fees and expenses  $15,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          The sections of the Act and the rules or exemptions thereunder that the Applicants consider applicable to the additional services and the basis for exemption therefrom are set forth below:

          Additional Energy Services  Sections 9 and 10

Other Matters

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 60% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002 ($744.9 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule
            53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.
NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2003 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                    As of June 30, 2000
                              (thousands
                               of dollars)                %

Common shareholders' equity   $2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8

                              $6,411,907               100.0

5. The consolidated capitalization ratios of NU as of March 31, 2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                    As of March 31, 2003
                              (thousands
                              of dollars)                 %

Common shareholders' equity   $2,229,564                33.4
Preferred stock                  116,200                 1.7
Long-term and short-term debt  2,475,181                37.1
Rate Reduction Bonds           1,856,411                27.8

                              $6,677,356               100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of December 31, 2002 is as follows:

                                    As of December 31, 2002
                              (thousands
                              of dollars)                 %

Common shareholders' equity   $2,229,564                46.3
Preferred stock                  116,200                 2.4
Long-term and short-term debt  2,475,181                51.3

                              $4,820,945               100.0%

6. NGC has made a positive contribution to earnings by contributing $134.3 million in revenues in the 12-month period ending March 31, 2003 and net income of $33.7 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased.
Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.


ITEM 4.  REGULATORY APPROVAL

      The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

ITEM 5.  PROCEDURE

     The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          Exhibit F - Opinion of Counsel (to be filed by amendment)

          Exhibit H - Form of Notice (filed herewith)

     B.   Financial Statements

          1.1 Balance Sheet of Select Energy Services, Inc., as of December 31, 2002 (to be filed by amendment).

          1.2 Statement of Income of Select Energy Services, Inc., as of December 31, 2002. (to be filed by amendment).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

      It is believed that the granting and permitting to become effective of this application/declaration will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


                          SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to their application/declaration to be signed on their behalf by the undersigned thereunto duly authorized.

             NORTHEAST UTILITIES
             SELECT ENERGY SERVICES, INC.

             By:  /s/ Gregory B. Butler
                  Gregory B. Butler
                  Title: Vice President, Secretary and General Counsel Northeast Utilities Service Company as Agent for
                  all of the above-named Applicants


Dated: June 9, 2003
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

<FN1> In the 1996 Order, the Commission reserved
jurisdiction over: (1) retail marketing of gas pending implementation by the relevant states of plans or programs permitting such activities and completion of the record; (2) wholesale marketing and brokering of energy fuels outside the United States; (3) constructing, owning, maintaining, and/or operating energy consuming systems and related support equipment and structures, such as central heating and chilling plants, compressed air systems, energy management systems, pumps, motors, and lighting systems (but not systems for the generation of electric energy); and (4) designing, constructing and/or maintaining cogeneration and self-generation systems, up to 10 megawatts in capacity, outside the United States and Canada that will be owned and operated by associate and non-associate companies, but will not be owned and operated by SESI, pending completion of the record.

<FN2>  Since it adopted Rule 58 the Commission has
authorized other registered holding company systems (1) to market energy management services and consulting services outside the United States anywhere in the world, (2) to engage in energy commodity marketing and brokering in Canada and Mexico, (See, e.g. Exelon Corp., HCAR 35-27545 (June 27,
2002), American Electric Power Company, Inc., HCAR No. 35-27313 (Dec. 21, 2000), Entergy Corporation, HCAR 35-27334 (January 5, 2001)), to provide Infrastructure Services. (Cinergy Corp., HCAR 35-27581 (October 23, 2002)), and to provide O&M Services (Entergy Corp., HCAR 35-27626 (December 20, 2002).


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